Filed by Elbit Medical Imaging Ltd.
                                      Pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed filed
                                      pursuant to Rule 14a-12 under the
                                      Securities Exchange Act of 1934
                                      Subject Company: Elscint Ltd.
                                      Commission File No.: 001-08781


The following is a press release disseminated by Elbit Medical Imaging Ltd. on November 17, 2005:

                  ELBIT MEDICAL GROUP ACQUIRES KEREPESI SITE IN
                                CENTRAL BUDAPEST


             THE SITE OF THE FORMER HYPODROME WILL BE DEVELOPED AS A
                        SHOPPING AND ENTERTAINMENT CENTER


Tel-Aviv, Israel - November 17th, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF) ("EMI") today announced that on November 15th, 2005, EMI's wholly owned subsidiary company, Plaza Centers (Europe) BV ("Plaza Centers") signed an agreement and consummated a transaction for the acquisition of a large area of land situated on Kerepesi Street in central Budapest, the former site of the Hypodrome ("Site").

The Site, measuring 122,857 square meters (approximately 1.35 million square feet) is situated at Kerepesi Street in the 8th District of Budapest. Building permits for the construction of a large shopping and entertainment center have been issued in respect of this Site, the rights to which were also acquired. The acquisition was carried out by the purchase of the entire equity rights (100%) of four companies holding all the freehold ownership and usage rights to the Site.

The purchase price of the entire equity rights represents a Site value of (euro) 21,000,000, (approximately $ 24,500,000). The financing of the Site was provided by a consortium of International Banks, and constitute approximately 90% of the above value.

The Chairman of the Board of Directors of the Company, Mr. Mordechay Zisser, commented: "The Hypodrome site is in a prime location in central Budapest and offers an attractive opportunity to continue our tradition of successful development of shopping mall projects in Hungary."

About Elbit Medical Imaging

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.



Company Contact:                    Investor Contact:
----------------                    -----------------
Marc Lavine                         Kathy Price
Elbit Medical Imaging Ltd.          The Anne McBride Company
00-972-3-608-6000                   1-646-284-9430
mlavine@europe-israel.com           kprice@hfgcg.com